XpressRun,Inc

Financial Statement

For the year ended December 31st,2021 and 2022 (Unaudited)

Income Statement (Profit and Loss)

XpressRun, Inc
For the year ended December 31, 2021

Account	2021
Income	
Sales	0.00
Total Income	**0.00**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Total Cost of Goods Sold	**0.00**
Gross Profit	**0.00**
Operating Expenses	
Advertising	0.00
Bank Service Charges	0.00
Consulting & Accounting	0.00
General Expenses	22,500.00
Marketing Expenses	0.00
R&D	0.00
Sales Expenses	0.00
Travel	0.00
Wages and Salaries	22,500.00
Total Operating Expenses	**45,000.00**
Operating Income	**(45,000.00)**
Net Income	**(45,000.00)**

Cash Summary

XpressRun, Inc
For the year ended December
31, 2021

Account	2021
Income	
Sales	0.00
Total Income	**0.00**
Less Expenses	
Advertising	0.00
Bank Service Charges	0.00
Consulting & Accounting	0.00
Cost of Goods Sold	0.00
General Expenses	22,500.00
Marketing Expenses	0.00
R&D	0.00
Sales Expenses	0.00
Travel	0.00
Wages and Salaries	22,500.00
Total Expenses	**45,000.00**
Surplus (Deficit)	**(45,000.00)**
Plus Other Cash Activity	
XpressRun CC	0.00
Total Other Cash Activity	**0.00**
Plus Changes in Equity	
Common Stock	45,000.00
Total Changes in Equity	**45,000.00**
Net Cash Flows	**0.00**
Summary	
Opening Balance	0.00
Plus Net Cash Flows	0.00
Closing Balance	0.00
Net change in cash for period	**0.00**

Balance Sheet

XpressRun, Inc
As of December 31, 2021

Account	31-Dec-21
Assets	
Current Assets	
Cash and Cash Equivalents	
XpressRun	0.00
XpressRun, Inc.	0.00
Total Cash and Cash Equivalents	**0.00**
Total Current Assets	**0.00**
Total Assets	**0.00**
Liabilities and Equity	
Liabilities	
Current Liabilities	
XpressRun CC	0.00
Total Current Liabilities	**0.00**
Total Liabilities	**0.00**
Equity	
Common Stock	45,000.00
Current Year Earnings	(45,000.00)
Total Equity	**0.00**
Total Liabilities and Equity	**0.00**

Income Statement (Profit and Loss)

XpressRun, Inc
For the year ended December 31, 2022

	2022
Income	
Sales	22,484.67
Total Income	**22,484.67**
Cost of Goods Sold	
Cost of Goods Sold	40,211.41
Total Cost of Goods Sold	**40,211.41**
Gross Profit	**(17,726.74)**
Operating Expenses	
Advertising	2,102.01
Bank Service Charges	102.14
Consulting & Accounting	67.50
General Expenses	11,649.07
Marketing Expenses	2,125.00
R&D	3,401.52
Sales Expenses	8,978.23
Travel	9,860.16
Wages and Salaries	104,217.38
Total Operating Expenses	**142,503.01**
Operating Income	**(160,229.75)**
Net Income	**(160,229.75)**

Cash Summary

XpressRun, Inc
For the year ended December 31, 2022

	2022
Income	
Sales	22,484.67
Total Income	**22,484.67**
Less Expenses	
Advertising	2,102.01
Bank Service Charges	102.14
Consulting & Accounting	67.50
Cost of Goods Sold	40,211.41
General Expenses	11,649.07
Marketing Expenses	2,125.00
R&D	3,401.52
Sales Expenses	8,978.23
Travel	9,860.16
Wages and Salaries	104,217.38
Total Expenses	**182,714.42**
Surplus (Deficit)	**(160,229.75)**
Plus Other Cash Activity	
XpressRun CC	5,750.21
Total Other Cash Activity	**5,750.21**
Plus Changes in Equity	
Common Stock	345,000.00
Total Changes in Equity	**345,000.00**
Net Cash Flows	**190,520.46**
Summary	
Opening Balance	-
Plus Net Cash Flows	190,520.46
Closing Balance	190,520.46
Net change in cash for period	**190,520.46**

Balance Sheet

XpressRun, Inc
As of December 31, 2022

	DEC 31, 2022
Assets	
Current Assets	
Cash and Cash Equivalents	
XpressRun	168,229.68
XpressRun, Inc.	22,290.78
Total Cash and Cash Equivalents	**190,520.46**
Total Current Assets	**190,520.46**
Total Assets	**190,520.46**
Liabilities and Equity	
Liabilities	
Current Liabilities	
XpressRun CC	5,750.21
Total Current Liabilities	**5,750.21**
Total Liabilities	**5,750.21**
Equity	
Common Stock	345,000.00
Current Year Earnings	(160,229.75)
Total Equity	**184,770.25**
Total Liabilities and Equity	**190,520.46**

Statement of Owners' Equity

XpressRun, Inc

For the year 2021 and 2022

Account	2021
Equity	
Opening Balance	0.00
Member Capital Contributions	45,000.00
Current Year Earnings	(45,000.00)
Total Equity	**0.00**

Account	2022
Equity	
Opening Balance	0.00
Member Capital Contributions	345,000.00
Current Year Earnings	(160,229.75)
Total Equity	**184,770.25**

XpressRun,Inc

Note to the Financial Statements

For the years ended December 31st, 2021 and 2022

1) Summary of significant accounting policies

a. Nature of operations

XpressRun, incorporated as XpressRun,Inc on April 26th 2021, is a corporation organized under the laws of the State of Delaware. The company is a technology platform that leverages the power of predictive analytics to enable smarter inventory placement and same-day delivery at ground shipping rates while giving DTC brands end to end ownership of the delivery process.

b. Basis of accounting

The Company follows the accrual basis of accounting and prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in the United States of America. Revenue is recognized when earned and expenses are recognized when liabilities are incurred under this method.

c. Revenue Recognition

The revenue for the period reported on the financial statements is generated by XpressRun through the sale of services completed via the XpressRun platform. The revenue is recognized upon the completion of deliveries requested by our merchants or partners.

d. Use of Estimates

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP), which necessitates management to exercise professional judgment and make estimates that impact the values of assets and liabilities, and disclosure of contingent assets and liabilities reported at the end of the period. This also affects the reported amounts of revenues and expenses during the period. The actual results could differ slightly from those estimates.

e. Fiscal year 2021 and 2022

On April 26th, 2021, XpressRun was established, and preparations were made for its launch. The company officially began operations in March of 2022, with the successful completion of its first deliveries that same month. Since then, the company has been operating and providing its services to its customers.